September 14, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

We refer to your letter, dated August 16, 2012 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-31914) (the “2011 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment #1:

1.	Please refer to prior comment three. We acknowledge the proposed new disclosure provided in your response. Please provide us proposed disclosure to be included in future periodic filings that explains the nature of published net asset values obtained for your unlisted equity funds and published price information obtained from the Chinese interbank market for your unlisted debt securities and the factors that you considered in determining whether this price information constituted Level 1, Level 2 or Level 3 inputs under the fair value hierarchy.

Response:

Starting from the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2012, the Company proposes to include the following disclosure in relation to the nature of published net asset values for unlisted equity funds and published price information from the China interbank market for unlisted debt securities:

“Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds. Open-ended funds have active markets. Fund companies publish the net asset value of these funds on their websites on each trading date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund companies on each trading date. The Company adopted the unadjusted net asset value of the funds at balance sheet dates as their fair market value and classified the funds as Level 1.

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded. The trading price from Chinese interbank market is determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on Chinese interbank market at balance sheet date as their fair market value and classified the investments as Level 1. Debt securities traded on Chinese interbank market are classified as Level 2 when they are valued at recent quoted price from Chinese interbank market or quote obtained from valuation service providers.”

Comment #2:

2.	Please refer to prior comment four. Guidance in paragraph 37 of IFRS 4 requires a description of the primary factors that you considered in changing assumptions underlying prior period reserve estimates and a quantification of these changes when practicable. Please provide us this information as proposed disclosure to be included in future periodic filings.

Response:

As explained in our response dated July 17, 2012, the description of the primary factors that are considered by the Company in determining the actuarial assumptions is already disclosed in Note 13 (a) “Process used to decide on assumptions” , a quantification of these changes in Note 13(d) “Movements in liabilities of long-term insurance contracts” and sensitivity analysis in Note 4.1.3 “Sensitivity analysis of long-term insurance contracts”. The aggregate risk margin is not a significant component of the long term insurance contract liabilities at each balance sheet date and the impact on change in assumptions arising from change in risk margin is not material to consolidated net profit for each period presented. For ease of reference to the readers, the Company proposes, starting from the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2012, to combine these information in Note 13 (a) as follows:

“ (a) Process used to decide on assumptions

(i) For the insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the company’s investment strategy. The assumed discount rates with risk margin for the past two year are as follows:

Discount rate assumptions
As at 31 December 2012	XX
As at 31 December 2011	4.50%~5.00%

For the insurance contracts of which the future returns are not affected by investment yields of the corresponding investment portfolios, the Group uses discount rate assumption to assess the time value impacts based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration includes liquidity spreads, taxation impacts and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2012	XX
As at 31 December 2011	2.65%~5.66%

The discount rate assumption is affected by factors such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB XX or RMB XX (2011: RMB 29,124 million or RMB 33,545 million) higher or lower, respectively.

(ii) The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB XX or RMB XX (2011: RMB 10,462 million or RMB 10,976 million) lower or higher, respectively.

(iii) Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2012	XX	XX	XX	XX
As at 31 December 2011	37.0~45.0	0.85%~0.90%	14.0	0.90%

(iv) The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.

The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB XX or RMB XX (2011: RMB 5,896 million or RMB 6,249 million) lower or higher, respectively.

(v) The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events. As at 31 December 2012, insurance contract liabilities increased/decreased RMB XX due to changes in assumptions, and profit before income tax for the year decreased/increased RMB XX accordingly.”

Comment #3:

3.	Please refer to prior comment five. Guidance in paragraph 37 of IFRS 4 requires a description of the process used to determine those assumptions that have the greatest effect on measurement of recognized amounts. Please provide us this information as proposed disclosure to be included in future periodic filings, as well as your basis for concluding that the cumulative impact of these margins was reasonable in the aggregate with respect to your insurance contract liabilities. Also, include quantified information that will facilitate an investor’s understanding of the magnitude of these risk margins in the aggregate and the extent to which changes in these margins impacted your operating results for each period presented.

Response:

The assumptions that have the greatest effect on measurement of recognized amounts are discount rate, mortality and morbidity, expense and lapse rates. The description of the process to determine such assumptions are disclosed in Note 13 (a) to the financial statements.

The method used to determine risk margin has been consistently applied. The Company considers risk margin for each of the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Company considers historical experience, future expectations and other factors. Risk margin is determined by the Company and does not include any elements imposed by regulators.

The Company applies both a detailed approach to determine and an overall reasonableness review of the results of risk margin. The Company first determines the best estimate scenario based on best estimate assumptions and then for each of the assumptions mentioned above considers an adverse scenario and accordingly the respective risk margin. The difference between long term insurance contracts liabilities determined based on best estimate assumptions and assumptions including risk margin is the aggregate risk margin. The Company evaluates the aggregate risk margin as of each balance sheet date. The aggregate risk margin as a percentage of long term insurance contracts liabilities is fairly consistent at each balance sheet presented and the Company concluded that the risk margin is reasonable.

The aggregate risk margin is not a significant component of the long term insurance contract liabilities at each balance sheet date and the impact on change in assumptions arising from change in risk margin is not material to consolidated net profit for each period presented.

The Company proposes, starting from the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2012, to include the following disclosure in Note 13 (a):

“The method used to determine risk margin has been consistently applied. The Company considers risk margin for each of the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Company considers historical experience, future expectations and other factors. Risk margin is determined by the Company and does not include any elements imposed by regulators.”

Comment #4:

4.	Please refer to prior comment six. Please tell us the aggregate amount of your residual margins at each balance sheet date and the impact of the related amortization for each period presented. Also, provide the information in your response, regarding the method for amortizing your residual margins, as proposed disclosure to be included in future periodic filings.

Response:

The method used to determine residual margin has been consistently applied. Residual margin is determined at the inception of the contract and assumption changes have no effect on the subsequent measurement of residual margin. The residual margins as a percentage of the long term insurance contracts liabilities are fairly consistent at each balance sheet date presented and the related amortizations do not vary significantly in the periods presented.

Starting from the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2012, the Company proposes to expand the description of the method for amortizing the residual margins as follows. Note 2.8.2.a (ii) (b) second paragraph will include:

“At the inception of the contract, the residual margin is calculated net of certain acquisition costs by the Group representing Day 1 gain and will be amortized over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies.”

*     *     *     *     *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville

James C. Scoville